July 24, 2025

Robert Ball
Chief Executive Officer
Shoulder Innovations, Inc.
1535 Steele Avenue SW, Suite B
Grand Rapids, MI 49507

       Re: Shoulder Innovations, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 24, 2025
           File No. 333-288549
Dear Robert Ball:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form S-1
Underwriting, page 194

1.     We note your disclosure that    [you] have requested that the
underwriters make issuer
       directed allocations in the aggregate of shares of [y]our common stock to certain investors." Please advise whether any specific investors have been identified, and if so, revise your disclosure to identify these investors and to note the number of shares of common stock to be allocated to each.
        Please contact Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or
Jane Park at 202-551-7439 with any other questions.
 July 24, 2025
Page 2



                           Sincerely,

                           Division of Corporation Finance
                           Office of Industrial Applications and
                           Services
cc:   Ross McAloon, Esq.